21 February 2019

ISSUED ON BEHALF OF RELX PLC

Announcement of Non-Discretionary Share Buyback Programme

RELX PLC (the "Company") announces in compliance with the EU Market Abuse Regulation that it will implement an irrevocable, non-discretionary programme to repurchase its ordinary shares up to the value of £150 million in total between 21 February 2019 and 24 April 2019 (the "Programme"). This follows the successful completion of a £100 million non-discretionary programme on 18 February 2019.  Both programmes are part of the £600 million to be deployed on share buybacks in 2019, as announced on 21 February 2019.

The purpose of the Programme is to reduce the capital of the Company and it intends that shares purchased will be held in treasury.

Any share purchases will be made by the Company within certain pre-set parameters and in accordance with the general authority of the Company to repurchase shares granted by shareholders at the RELX PLC Annual General Meeting (“AGM”) held on 19 April 2018 which, taking into account shares purchased subsequent to this meeting, permits the Company to purchase no more than 90.6 million ordinary shares. Any share purchases effected by the Company will be in accordance with the EU Market Abuse Regulation and Chapter 12 of the UK Listing Rules.

The Company has entered into an agreement with J.P. Morgan Securities plc (JPMS plc) under which it has issued irrevocable instructions to JPMS plc to manage the Programme. JPMS plc will carry out the Company’s instructions through the acquisition of ordinary shares in the Company for subsequent repurchase by the Company. JPMS plc will make its trading decisions under the Programme independently of, and uninfluenced by, the Company.

-ENDS-

Enquiries

Colin Tennant (Investors)

Tel : +44 (0)20 7166 5751

Paul Abrahams (Media)

Tel : +44 (0)20 7166 5724